                                                                         210, 1167 Kensington Cres. NW
Calgary, Alberta
Canada, T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Start of Enrolment in U.S. Phase 2
Combination Clinical Trial for Non-Small Cell Lung Cancer Patients with
K-RAS or EGFR-Activated Tumours

CALGARY, AB, --- March 12, 2009 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that it has started patient enrolment in a Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with K-RAS or EGFR-activated tumours.  The Principal Investigator is Dr. Miguel Villalona-Calero, Professor, Division of Hematology/Oncology and Department of Internal Medicine and Pharmacology at The Ohio State University Comprehensive Cancer Center.

“We are quite excited about this trial, since there are no known therapies that to date have effectively targeted K-RAS in cancer patients,” said Dr. Villalona-Calero.  “If this therapy works, this could substantially impact the outlook for our patients.”

This trial (REO 016) is a single arm, single-stage, open-label, Phase 2 study of REOLYSIN® given intravenously with paclitaxel and carboplatin every 3 weeks.  Patients will receive four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may be continued as a monotherapy. It is anticipated that up to 36 patients will be treated in this trial.

Eligible patients include those with metastatic or recurrent NSCLC with K-RAS or EGFR-activated tumours, who have not received chemotherapy treatment for their metastatic or recurrent disease. Patients must have demonstrated mutations in K-RAS or EGFR, or EGFR gene amplification in their tumours (metastatic or primary) in order to qualify for the trial.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy.  For further information about Oncolytics, please visit www.oncolyticsbiotech.com

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase 2 combination REOLYSIN®/paclitaxel and carboplatin clinical trial for patients with non-small cell lung cancer (NSCLC) with K-RAS or EGFR-activated tumours, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the tolerability of REOLYSIN® outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta, T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com